United States securities and exchange commission logo





                             August 7, 2023

       Anne Blackstone
       Chief Executive Officer
       LUDWIG ENTERPRISES, INC.
       1749 Victorian Avenue, #C 350
       Sparks, Nevada 89431

                                                        Re: LUDWIG ENTERPRISES,
INC.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 18, 2023
                                                            File No. 333-271439

       Dear Anne Blackstone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

       Amendment No, 2 to Registration Statement on Form S-1

       Use of Proceeds, page 23

   1. We note your response to prior comment 2. We also note that a portion of the proceeds from this offering will
be used for the exercise of an option to buy back certain shares of your common stock. The
Stock Option Agreement with Worthington filed as Exhibit 10.1 indicates that the
option expired on January 31, 2023. We further note that the Stock
                                                        Option Addendum, dated
December 2, 2022 and filed as Exhibit 10.2, does not include a termination date.
Please clarify or file any additional amendment to the Stock Option
                                                        Agreement as an exhibit
to your registration statement. Additionally, revise your Related
                                                        Party section to
include description of the Stock Option Agreement and the related material terms. See
Item 404 of Regulation S-K.
 Anne Blackstone
LUDWIG ENTERPRISES, INC.
August 7, 2023
Page 2
Security Ownership of Certain Beneficial Owners and Management, page 50

2.    We note your response to comment 9 and your revised disclosure on page
51. Please
      clarify whether Mr. Rubin has the sole voting and dispositive control over the shares owned by Worthington Financial Services, Inc. or amend your disclosure to identify all natural persons with voting and/or dispositive power over the shares. Exhibits

3. The filed legality opinion appears to suggest that it is incomplete and not finalized. Please re-file a complete and finalized opinion from legal counsel as an exhibit to your registration statement.
General

4. We note that in Exhibit A of Exhibit 10.10, your Consulting Agreement with The Fannon
      Group, it names three individuals, Dr. Martin Hausman, Frank Magliochetti and Thomas
      Terwilliger, as members of your    Board of Advisors.    In an
appropriate location in your
      registration statement, please identify the members of your Board of Advisors and describe the role or function of the Board of Advisors, whether there are any rules or procedures governing such board and whether the members receive any compensation for their roles on the board of advisors.
5. Your table of contents describes a section entitled, "Directors, Executive Officers,
      Promoters and Control Persons," but we are unable to locate such section. Please revise or advise.
        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-
3355 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

FirstName LastNameAnne Blackstone                            Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameLUDWIG ENTERPRISES, INC.
                                                             Services
August 7, 2023 Page 2
cc:       Eric Newlan
FirstName LastName